December 30, 2010

Mr. Jim Whyte, Chairman
Mr. Bill Kerby, Vice Chairman & CEO
Next One Interactive, Inc.
2690 Weston Road
Weston, FL 33331

Gentlemen:

Please accept this letter as my official notice of resignation as an Officer and Director of Next One Interactive, Inc., effective December 31st, 2010.

II deeply regret that I am no longer able to continue in my capacity as Chief Operating Officer and Director of the Corporation. I will be pleased to provide assistance to the Company during a specified transition period, if so required.

Thank you very much for the opportunity to have worked with Next One.

I wish you all the greatest success.

Sincerely,

Anthony M. Byron
6921 NW 117th Avenue
Parkland, FL 33076

cc.

Adam Friedman, CFO
Mark Wilton
Dianna Flynn
Joseph Lucosky